Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

S.Y. Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-128809, 333-128808, 33-96740, 33-96742, and 333-30530) on Form S-8 and No. 33-96744 on Form S-3 of S.Y Bancorp, Inc. of our reports dated March 14, 2006, with respect to the consolidated balance sheets of S.Y. Bancorp, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, comprehensive income. and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of S.Y. Bancorp, Inc.

Louisville, Kentucky

March 14, 2006